UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: September 2025

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.

(Exact Name of registrant as specified in its charter)

38 Beach Road #23-11

South Beach Tower

Singapore 189767

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Amendment of Material Agreement

Amended Bilateral Development Services Agreement

As previously disclosed, in connection with Maxeon Solar Technologies Ltd. (NASDAQ: MAXN) (“Maxeon or the “Company”) sale of 100% of its equity interest in SunPower Philippines Manufacturing Ltd, a Cayman incorporated legal entity and a wholly owned indirect subsidiary of Maxeon (“SPML”), to TCL Zhonghuan Renewable Energy Technology Co Ltd. and/or its subsidiaries, the Company’s controlling shareholder (collectively, “TZE”), on February 28, 2025 (“Closing Date”) subsidiaries of TZE and Maxeon, respectively, entered into a Bilateral Development Services Agreement (the “Original Agreement”). For more information on the SPML sale transaction, refer to the Form 6-K submitted by the Company to the Securities and Exchange Commission (the “SEC”) on January 27, 2025 (the “Signing 6-K”).

The Original Agreement contemplated that Lumetech PTE Ltd., a subsidiary of TZE and purchaser of SPML (“Purchaser” or “Lumetech”) and Maxeon Solar Pte Ltd., a subsidiary of the Company and a Singapore corporation (“MSPL”), would both agree to use their respective assets and human resources in the Republic of the Philippines and the United States of America to further the development of MAX8 Technology (“Collaboration”). The parties agreed to both invest on the development of MAX8 Technology for a period of two (2) years from the Closing Date, and within 30 days after the Closing Date, establish a joint, co-chaired joint management committee (“Management Committee”) that would be responsible for the overall strategic alignment and direction with respect to the Collaboration. For information on the additional terms of the Original Agreement, refer to the Signing 6-K.

Since the Closing Date, the Original Agreement was not substantially performed and the parties decided to renegotiate the financial structure of the Original Agreement. On September 17, 2025, Zhonghuan Hong Kong Limited, a Hong Kong company and a subsidiary of TZE (“TZE HK”), Lumetech, and MSPL entered into the Amended Bilateral Development Services Agreement, in the form attached hereto as Exhibit 99.1. Under the amended terms, Lumetech, and MSPL release and discharge each other from all claims of any form against the other that existed prior to July 1, 2025 and waive all rights and discharge all obligations to each other under the Original Agreement.

TZE HK has agreed to fund a greater share of the research and development costs in exchange for closer technology collaboration and expanded intellectual property (“IP”) ownership rights. Through the amendment, the scope of the Original Agreement was also broadened to include geographies in addition to the Philippines and US (Singapore and China), with a particular focus on exclusive MAX8 development.

The Original Agreement provided for a split of labor costs by geography and a 50/50 annual sharing of non-labor costs. The Amended Bilateral Development Services Agreement shifts all labor costs across all regions to TZE HK, while non-labor costs remain split 50/50 but are managed regionally. The payment process is now governed by monthly rolling forecasts and reviews, with payments capped at the approved forecast unless otherwise agreed.

The amended Bilateral Development Services Agreement contemplates that in addition to an annual forecast prepared by MSPL and TZE HK, the parties will prepare monthly rolling forecasts. These forecasts will be reviewed on the 25th of each month, and payments will be due within five business days of approval. If no objections are raised within five business days, the forecast is deemed approved. The overall collaboration budget will be based on the annual and monthly forecasts. Payments are capped at the amount specified in the approved budget unless additional approval is obtained.

The amended Bilateral Development Services Agreement eliminates the joint management committee, which was responsible for quarterly milestone planning and overall project supervision. Under the amended agreement, TZE HK will have strategic control over the project, and conduct bi-weekly review meetings to monitor progress. MSPL will be responsible for executing the project with key individuals devoting their working time and attention to the Collaboration without competing with TZE HK and MSPL with the exception of limited passive investments. TZE HK will have authority to review personnel performance and approve staffing changes only if they would result in cost overruns.

The Amended Bilateral Development and Services Agreement amends the prior provisions regarding allocation of IP rights. TZE HK will become the sole owner of all Foreground IP (as such term is defined in the Amended Bilateral Development and Services Agreement), except for US Patents (as such term is defined in the Amended Bilateral Development and Services Agreement), which remain jointly owned. Parties have agreed to license the Background IP (as such term is defined in the Amended Bilateral Development and Services Agreement) for collaboration use during the term of the amended agreement, with a covenant not to sue solely to enable commercialization of Foreground IP. Patent prosecution responsibilities have also been reallocated, with TZE HK taking the lead except for US patents.

The term of the amended agreements remains unchanged - two years with automatic one-year renewals. TZE HK, however, now can exercise termination rights for performance issues, change of control, or insolvency. MSPL retains the right to terminate the amended agreement for a breach of the agreement by TZE HK. Additional provisions include a two-year post-employment non-compete and solicitation ban for key individuals, with TZE HK. Enforcement of such restrictive covenants is subject to applicable law and the Company’s ability to enforce them, and TZE HK will bear all costs associated with any such enforcement request.

The foregoing description of the Amended Bilateral Development Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended Bilateral Development Services Agreement, which is filed as Exhibit 99.1 to this report on Form 6-K and is incorporated herein by reference. A copy of the Amended Bilateral Development Services Agreement has been included to provide shareholders of Maxeon with information regarding their terms and are not intended to provide any factual information about the parties thereto, or any of their respective affiliates or subsidiaries, as applicable.

The Amended Bilateral Development Services Agreement contains representations, warranties, covenants and agreements, which were made only for purposes of such agreement and as of a specified date. The representations and warranties in the Amended Bilateral Development Services Agreement reflect negotiations between the parties to the Amended Bilateral Development Services Agreement and are not intended as statements of fact to be relied upon by stockholders, or any individual or other entity other than the parties. In particular, the representations, warranties, covenants and agreements in the Amended Bilateral Development Services Agreement may be subject to limitations agreed by the parties and have been made for purposes of allocating risk among the parties rather than establishing matters of fact. In addition, the parties may apply standards of materiality in a way that is different from what may be viewed as material by investors. As such, the representations and warranties in the Amended Bilateral Development Services Agreement may not describe the actual state of affairs at the date they were made or at any other time and you should not rely on them as statements of fact. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Amended Bilateral Development Services Agreement, and unless required by applicable law, the Company undertakes no obligation to update such information.

Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-268309), Form S-8 (File No. 333-277501), Form S-8 (File No. 333-241709), Form S-8 (File No. 333-283187), and Form S-8 (File No. 333-290336), each filed with the Securities and Exchange Commission.

Forward-Looking Statements

This report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, statements regarding restructuring of our business portfolio and our strategic plans, including the ability to carry out the transactions discussed in this report and successfully execute on the plans and undertakings contemplated in the agreement discussed in this report; expected ramp and production timelines for the Company’s manufacturing facility in the U.S.; our expectations and plans for short- and long-term strategy, including our product and technology focus and projected growth and profitability; our ability to execute on our plans and strategy; and our relationship with our existing customers, suppliers and partners, and our ability to achieve and maintain them.

Additional forward-looking statements can be identified by terminology such as "may," "might," "could," "will," "aims," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. A detailed discussion of the factors that could cause or contribute to such differences and other risks that affect our business is included in filings we make with the Securities and Exchange Commission (“SEC”) from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors”. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://corp.maxeon.com/investor-relations. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

September 19, 2025	By:	/s/ Dmitri Hu_______
Dmitri Hu
Chief Financial Officer

EXHIBIT

Exhibit Title

99.1*	Amended Bilateral Development Services Agreement

* Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Company agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.